SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 30, 2008

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: Press release DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold Ashanti")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY DIRECTORS
OF ANGLOGOLD ASHANTI LIMITED

Further to the AngloGold Ashanti rights offer announced on 23 May 2008, directors of AngloGold Ashanti Limited, who hold shares in the company in their own right and who are eligible to participate in the rights offer have elected to follow their rights as follows:

Details	F B Arisman	R P Edey	W L Nkuhlu	S Venkat-akrishnan
Total shares/ADRs held at record date	4,000	1,000	800	652
Total rights entitlement	984	246	197	0*
Total purchase price paid at R194 per share/ADS	R190,896	R47,724	R38,218	NIL
Application to oversubscribe – No. of shares	-	-	-	-
Type of interest	Beneficial	Beneficial	Beneficial	Beneficial

*   Mr Venkatakrishnan was not eligible to participate in the rights offer as he holds his shares as an individual through a United Kingdom address and the rights entitlement of 161 share rights were therefore automatically sold on the JSE and proceeds, if any, will be paid to him on or about 11 July 2008 following the closing of the rights offer.

30 June 2008

JSE Sponsor: UBS

Queries

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 30, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary